# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CLEARONE INC, CIK 0000840715
CUSIP: 18506U104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 5225 WILEY POST WAY, SUITE 500, SALT LAKE CITY, Utah (UT), 84116
Date of event which requires filing of this statement: 04/13/2026
Filed by CIK 0000897911
Persons authorized to receive notices and communications: Edward Dallin Bagley, 2350 Oakhill Drive, Salt Lake City, Utah (UT), 84121, 801 573-8227

## Reporting persons
- BAGLEY EDWARD D (CIK 0000897911): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 173,511; shared voting power 0; sole dispositive power 173,511; shared dispositive power 0; aggregate amount beneficially owned 173,511 (6.5% of the class)
  Comment: (1) Includes options to purchase 2,556 shares of common stock beneficially owned by Mr. Bagley as of April 14, 2026.
  (2) Excludes 23,684 shares of common stock that are beneficially owned by Mr. Bagley's spouse. Mr. Bagley disclaims beneficial ownership of these shares pursuant to Rule 13d-4.
  (3) Calculated based on 2,675,412 issued and outstanding shares of common stock as of March 31, 2026 as reported in the annual report on Form 10-K of ClearOne, Inc. as filed with the SEC on March 31, 2026 and as of September 4, 2026 as reported in the registration statement on Form S-1 as filed with the SEC on September 4, 2026, and assuming the exercise of all of the options described in note (1) above.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: CLEARONE INC
Address of issuer's principal executive offices: 5225 WILEY POST WAY, SUITE 500, SALT LAKE CITY, Utah (UT), 84116
Comment:
This This Amendment No. 11 (this "Amendment") is being filed as an amendment to the initial statement on Schedule 13D of the reporting person relating to the common stock, par value $0.001 per share (the "Common Stock"), of ClearOne Inc., a Delaware corporation (the "Company"), as filed with the Securities and Exchange Commission (the "SEC") on May 29, 2009, as previously amended through the date hereof (the "Schedule 13D"). The Company's principal executive offices are located at 5225 Wiley Post Way, Suite 500, Salt Lake City, Utah 84116.

This Amendment amends and supplements the information set forth in the Schedule 13D as follows:

Item 5 of the Schedule 13D is hereby amended and supplemented to read as follows:

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
After giving effect to Mr. Bagley's purchase of 30,287 shares of Common Stock between April 13, 2026 and June 24, 2026 and dilutive issuances of Common Stock by the Company between the November 26, 2025 filing date of Amendment 10 to the Schedule 13D and April 13, 2026, Mr. Bagley beneficially owned 170,955 shares of the Company's issued and outstanding shares of Common Stock and options to purchase 2,556 shares of the Company's Common Stock, representing 6.5% of the issued and outstanding shares of the Company's Common Stock as of April 13, 2026 and as of November 6, 2026, and assuming the exercise by Mr. Bagley of all of his options.

The percentage of beneficial ownership of Mr. Bagley set forth in this Schedule 13D are based on 2,675,412 issued and outstanding shares of common stock as of March 31, 2026 as reported in the Company's annual report on Form 10-K of as filed with the SEC on March 31, 2026 and as of September 4, 2026 as reported in the Company's registration statement on Form S-1 as filed with the SEC on September 4, 2026.

Mr. Bagley may be deemed to own 23,684 shares of common stock that his spouse owns individually. Mr. Bagley, however, disclaims beneficial ownership of these shares pursuant to Rule 13d-4.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Bagley has the sole power to vote or to direct the vote of 170,955 shares of the Company's Common Stock, and the sole power to dispose or to direct the disposition of, 170,955 shares of the Company's Common Stock, and has sole voting and investment power with respect to Shares issuable upon exercise of options to purchase 2,556 shares.
Transactions in the class effected during the past sixty days:
Subsequent to the filing of Amendment 10 to the Schedule 13D on November 26, 2025, Mr. Bagley engaged in the following transactions with respect to the Company's securities:

On April 13, 2026, Mr. Bagley purchased 1,000 shares of the Company's Common Stock for $3.10 per share;
On April 14, 2026, Mr. Bagley purchased 13,000 shares of the Company's Common Stock for an average price of $2.8735 per share;
On April 22, 206, Mr. Bagley purchased 5,000 shares of the Company's Common Stock for $3.10 per share;
On June 1, 2026, Mr. Bagley purchased 5,000 shares of the Company's Common Stock for $3.10 per share;
On June 5, 2026, Mr. Bagley purchased one share of the Company's Common Stock for $3.10 per share;
On June 23, 2026, Mr. Bagley purchased 5,000 shares of the Company's Common Stock for $3.00 per share; and
On June 24, 2026, Mr. Bagley purchased 5,286 shares of the Company's Common Stock for an average price of $2.785 per share.

## Signatures
- BAGLEY EDWARD D: /s/ Edward D. Bagley, Edward D. Bagley (11/06/2026)